April 19, 2002

                                                                       Exhibit 6

Mutual of America Life Insurance Company
320 Park Avenue
New York, New York  10022

This opinion is furnished in connection with the Registration Statement on Form S-6, as amended, ("Registration Statement") of Mutual of America Separate Account No. 3 (the "Separate Account") of Mutual of America Life Insurance Company ("Mutual of America") and Mutual of America covering an indefinite number of units of interest in the Separate Account under individual flexible premium variable life insurance policies ("Policies"). Net premium received under the Policies may be allocated to the Separate Account as described in the Prospectus included in the Registration Statement.

I participated in the preparation of the Policies, and I am familiar with their provisions. I am also familiar with the description contained in the Prospectus. In my opinion:

      The illustrations of death benefits, account values and accumulated premiums for the Policies in the Prospectus, based on the assumptions stated in the illustrations, are consistent with the provisions of the Policies. The assumptions upon which the illustrations are based, including the current cost of insurance and expense charges, are reasonable. The rate structure of the Policies has not been designed so as to make the relationship between premiums and benefits, as shown in the illustrations, appear disproportionately more favorable to a prospective purchaser of Policies for non-smoker standard risk males age 35 or 45 than to prospective purchasers of Policies for a male at other ages or in other underwriting classes or for a female. The particular illustrations shown were not selected for the purpose of making this relationship appear more favorable.

I consent to the use of this opinion as an exhibit to the Registration
Statement.

Very truly yours,

/s/ Joseph A. Gross

Joseph A. Gross
Vice President and Actuary